

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 30, 2012

VIA U.S. MAIL AND FACSIMILE

Max Berueffy
Senior Associate Counsel
Protective Life Insurance Company
Post Office Box 2606
Birmingham, AL 35202

      Re: Protective Life and Annuity Insurance Co.
              Variable Annuity Account A of Protective Life
              Initial Registration Statement on Form N-4
              File Nos. 333-179963; 811-8537

              Protective Life Insurance Co.
              Protective Variable Annuity Separate Account
              Initial Registration Statement on Form N-4
              File Nos. 333-179649; 811-8108

Dear Mr. Berueffy:

      The staff has reviewed the above-referenced registration statements, which the Commission received on March 7, 2012 and on February 23, 2012, respectively. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the blacklined prospectus for Variable Annuity Account A of Protective Life ("New York prospectus") provided to the staff. Unless otherwise noted, comments refer to both registration statements.

General

1. Please note that the filings have material information, including expense examples and financial information, missing. Please confirm that all missing information, including all exhibits, will be filed by a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the Contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Definitions (p. 3)

4. Please consider including definitions for "Fixed Account" and "DCA Account" in this section, as these terms are used frequently in the prospectus before they are defined (pp. 41-42).

5. *Written Notice:* Please clarify this important requirement by providing the address of the "administrative office" to which Written Notice must be sent. Alternatively, please provide a cross-reference to this address in the prospectus (in "Administration," at p. 18).

Fee Table

6. *Optional Benefit Charges (p. 5):* Please revise footnote 6 for clarity.

Expense Example (pp. 6-8)

7. Please confirm that the expense example reflects the combination of Contract features that would result in the greatest expenses.

Summary

8. In the beginning of the Summary, please include disclosure to the effect that the Registrant's obligations under the Contract are backed solely by the claims paying ability of the insurance company, and that the Contract owner must look to the strength of the insurance company with regard to such obligations (similar to the disclosure provided under "Protective Life and Annuity Insurance Company" at p. 17).

9. *Page 9; see also pp. 29, 31, and 40:* Please revise the prospectus to clarify whether it is Class B or Class C shares that have the lower premium payment requirement.

Dollar Cost Averaging (p. 37)

10. *(New York prospectus only):* In the fourth paragraph of this section, please replace the disclosure concerning the right-to-cancel period with disclosure that is specific to the state in which this product will be offered (that is, New York).

Surrenders and Withdrawals (p. 38)

11. Please clarify in this section that the L and B Series Contracts impose surrender charges, while the C Series does not.

Automatic Withdrawals (p. 40)

12. In the first paragraph of this section, please review the description of the prerequisites for B Series Contracts to participate in the plan for accuracy. The first numbered line states that B Series Contract owners must have made an initial Purchase Payment of at least $5,000, while the chart on p. 29 states that the minimum required initial Purchase Payment for a B Series Contract is $25,000.

The Guaranteed Account (p. 40)

13. In the last sentence on this page, please clarify whether "DCA Account" is plural or singular.

Death Benefit (pp. 42-45)

14. Please clarify in this section the effect, if any, a SecurePay Withdrawal has on both of the death benefits offered in this prospectus.

15. *Return of Purchase Payments Death Benefit (p. 44):* In the first paragraph of this section, please bold the second-to-last sentence (beginning "If the value of the Return of Purchase Payments Death Benefit….."). Please also bold the similar sentence on p. 45 relating to the Optional Maximum Anniversary Value Death Benefit (the second-to-last sentence in the paragraph beginning "The Maximum Anniversary Value Death Benefit….").

SecurePay R72 Rider (p. 56)

16. The reference to "either of these events" in first sentence in the paragraph discussing the end of the Roll-up Period is potentially confusing. If the "events" referred to are the Benefit Election Date and the date the R72 rider terminates, please clarify this in the disclosure.

Reduction of Contract Value to Zero (p. 58)

17. Please bold the sentence in this section beginning "If your Contract Value reduces to zero due to an Excess Withdrawal….."

Terminating the SecurePay Riders (p. 59)

18. Please include in this section all potential causes for termination (e.g., reduction of Contract Value to zero due to an Excess Withdrawal), as was done for the Protective Income Manager ("PIM") rider at p. 75. In addition, please specify which types of termination will result in a termination of any further benefits under either SecurePay rider.

Terminating the Protective Income Manager Rider (p. 75)

19. Please specify which types of termination will result in a termination of any further benefits under the PIM rider.

Determining the Surrender Charge (p. 82)

20. Please clarify the effect of the pro-rata implementation of the surrender charge, and provide an illustration of this approach.

Appendix H

21. Please revise the preamble to note that the program applies to the SecurePay riders as well as the PIM rider.

Powers of Attorney

22. In order to ensure compliance with rule 483(b) of the Securities Act of 1933, please provide the 1933 Act registration number for this registration statement by pre-effective amendment. In addition, please note that this power of attorney does not confer authority to execute pre-effective amendments.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products